FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159

Important Information

     This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.

     Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Vulcan Materials Company Manufacturing and Materials Conference March 21, 2007 Grand Hyatt, New York City

Corporate Speaker: Donald M. James, Chairman and Chief Executive Officer

James: Thank you very much. Thank you for being here with us. It’s my pleasure to talk to you. I will have a presentation and hopefully we will have time for questions at the end so I’ll move quickly through this. We will have some forward looking statements today, they are certainly subject to risks and uncertainties. We have tried to articulate those in our SEC filings including our most recent 10-K. As you probably all know we have announced a pending transaction to acquire Florida Rock Industries and there are certain disclosures relating to that transaction that are also on this chart and will be in SEC filings.

One bit of information about the most recent Fortune Magazine survey of most admired companies. We are very happy report that Vulcan Materials was number one in our industry group. Overall, in addition, we were number one in all eight categories in our industry group. I think even more important for our business going forward is that among all of the Fortune 1000 companies surveyed, Vulcan was in the top ten in both social responsibility and value as a long term investment. The social responsibility piece is, including both of those are part of our strategic goals. Social responsibility is hugely important, we believe in our ability to continue to operate in fast growing metropolitan areas across the country and our ability to secure new reserves, which is very difficult at best but if we are not viewed as an asset to a community we have no chance of getting new reserves. We are also pleased to report in the top 20 of all the U.S. companies surveyed in both use of corporate assets and in financial soundness.

Our strategy is simple, we have a coast to coast footprint in high growth U.S. markets. We believe that acquisitions are a key part of our long term strategy. Acquisitions in this industry mean you are buying zoned and permitted reserves in markets where they are not otherwise - cannot otherwise be replicated and that is why acquisitions in this industry probably are different then in many other industries you might follow. We have a very strong cash flow we, structure our business to generate cash. We can utilize that cash to get high returns in our existing businesses and as I will comment on later to return a lot of cash to shareholders. We also own and control very large amounts of land in the United States, almost all of which is in metropolitan areas and our land assets are an increasingly valuable part of our business going forward.

You can see our results. Last year we enjoyed almost 15% price growth in aggregates on slightly lower volumes. We had margin expansion in all three of our basic products, that is aggregate asphalt, mix and concrete. Diesel fuel, among other things, were cost challenges for us last year. The increase in diesel costs was about $14 million. We bought back 6.8 million of our shares last year at an average price of $77.37 that followed a repurchase of 3.6 million of our shares in 2005 at an average price of $63.67. I mentioned returning cash to shareholders we believe those share repurchases have proven to be very valuable for those shareholders who stayed with us throughout that period. If you look at our long term performance, we have grown EPS on a compound rate of 10% per year over the last decade. Certainly our growth in the last three years with improving pricing has increased that rate of growth. Our earnings have outgrown our revenues through margin expansion in the last few years. If you look at our footprint you see that we are heavily focused on the fastest growing states in the US and by fast growing I don’t mean simply as a percentage of growth I mean absolute population growth, job growth, household formation. These are all drivers to demand for construction materials. You see the stars here. These are the 10 metropolitan areas that demographers will say will add the most absolute population in the current decade and we are a major player in the vast majority of those markets. If you look at four of our key states: Georgia, Florida, Texas and California you will see that these four states will add more absolute population in the next three decades among all the 50 states in the union - that’s a big part of our strategy. If you look at our growth rate in aggregate demand in our states vs. the United States as a whole, you also see the impact of higher growth markets. If you adjusted this chart which would be on your left to show our markets vs. the rest of the U.S., the difference would be much more significant because our states are obviously included in total U.S.

This business is relatively simple. We believe that any construction materials are tied most closely to aggregates. Aggregates are the place that we are able to get high returns and sustainable returns where we have significant pricing power that’s sustainable over long periods of time. It’s simply because the location of our reserves are in high-growth markets, aggregates are relatively cheap and heavy and to move them very far makes them cost prohibitive. So we get to operate in a number of small geographically constrained markets all across the U.S. This is a very fragmented industry in the United States. We’re the largest player. Even with the Florida Rock acquisition, we will still have less than 10% of U.S. aggregate market. There are probably 5,000 privately owned aggregate companies operating in the United States today.

Demand for our product is relatively stable due to our focus on public infrastructure projects, which have grown steadily and consistently through the years at the federal, state and local level. We have diverse in-use markets, public infrastructure plus or minus 50% private non-res. is 26, 27, 28% and residential has moved in the 20-25% range over the years. There’s almost no product substitution for aggregates and I dare to say nobody is doing any basic research and development to find a product to replace something that sells on average for about $8.50 a turn.

If you look at our reserve base, we currently have 11.4 billion tons of zoned permitted reserves. Virtually all of these are in metropolitan areas. We have worked very hard to add the 6.3 billion tons you see there. That’s through additional zoning and permitting. It’s through acquisitions. It’s through greenfield siting to replace, more than fully replace, the 2.4 billion tons of reserve we’ve mined in the last decade.

Aggregate intensity of in-use markets is a very important concept. Residential construction has relatively low aggregate intensity. If you want to think about it in terms of an index and use residential construction as one, that is for every dollar of spending for residential, the aggregate intensity is one. As you move toward non-residential spending, that is private non-res., the aggregate intensity moves to two. As you move into other public infrastructure, that may move up to an aggregate intensity of four. When you get to highways, the aggregate intensity moves up to a seven. Another way to think about that is that a dollar of additional spending in highways can offset a $7 drop in residential spending in terms of aggregate demand. And that’s an important concept that I think many people miss when they believe aggregates will get hammered in a housing downturn.

We look at our various in-markets, you look at U.S. residential construction, obviously it’s fallen. It started falling in ’06. We are spending a lot of time studying those markets. We certainly don’t see a big upturn in ’07. We see stability coming in ’07 and we see some recovery at lower levels in or levels that are in the sort of 2004 housing start range coming back in ’08. If we look at private non-res., you’re all aware that following 9/11 and the collapse of the tech sector there was a long steep decline in private non-residential spending in the U.S., probably the longest steepest decline since the depression. That bottomed out by mid ’05 and has been recovering very nicely since then and we see certainly continuing growth and demand from the private non-res. sector in our markets. When we go to public infrastructure, we see very steady growth over long periods of time and a very tight correlation between public construction put in place and U.S. aggregates demand. That is the driver of our business, is public infrastructure.

Public infrastructure is tied to spending at the federal level, the state level and local levels. The federal part of this largely comes from the federal highway bill. Federal highway bills are passed in six year increments. That gives great transparency to the state DOTs, as well as to the producers and contractors who are in the public infrastructure market. The last of the current six year bill passed in August of ’05. It was late by a couple of years in which there was a significant hiatus in highway spending because the state DOTs didn’t have the visibility of what the new highway bill would be. As a nation as a whole it increased 30%, that is a six-year period compared to the prior six-year period. In Vulcan served states that increase was 32% and the rest of the country was 28%. The chart on your right simply shows the spendout rate of an appropriation, that is let’s say the ’06 appropriation for federal highways, 27% would be spent in the first year, 41% in the second and that spendout continues on out for about a seven year period.

California is our largest state in terms of revenue and it is a very, very, very positive story there in terms of public infrastructure spending. Those of you who have followed California realize that the last time California had any significant public infrastructure program was in the l980’s. At that point they had the best highway system in the nation. The Federal Highway Administration now says next to West Virginia, California has the worst highway system in the nation in terms of condition and congestion. Gov. Schwarzenegger has taken on that challenge. He proposed in his January 2006 State of the State address a $223 billion public infrastructure program. The Democratic legislature joined with him in adopting a $116 billion of that in ’06. The voters did their part in November of ’06 by approving almost $43 billion of infrastructure bonds. Gov. Schwarzenegger is now taking the second step and is proposing that the remainder of the over $100 billion in his 10-year infrastructure program also be funded and approved and there’s an additional $43 billion bond issue that will be on the ballot in California. Putting that aside and just simply looking at the California state highway budget, in 2005 fiscal year that was $900 million. In the current fiscal year it has grown to $4.6 billion. The budget for next fiscal year is $5.8 billion. California is trying to recover in the next 10 years what it missed in the past almost 20 years in public infrastructure funding. It’s been approved by the legislature. It’s strongly supported by both parties and it’s been approved by the voters.

I’ll now move to our announced acquisition of Florida Rock Industries. I think, hopefully, you all understand the terms of that transaction. The attraction of Florida Rock to us is that it positions us in perhaps the best construction materials market in the United States. At least over the last few years, California hopefully is going to be the best in the country over the next 10, but Florida continues to grow at multiples of the rate of the U.S. in population, in job growth, in household formation. California is now 25% of our revenue. Upon completion of this transaction, both California and Florida will be 20% plus of our total sales volume. We’re happy to have those as our two largest states. We have had a series of acquisitions, as I mentioned earlier, including large public company acquisitions as well as a series of other acquisitions. We have a lot of experience in integrating operating companies. This transaction we expect to be accretive to Vulcan’s earnings per share in 2008 and beyond. We have identified $50 million of annual synergies. We hope to grow that number as we’re able to get into looking at Florida Rock’s operation more closely. Once the transaction has closed, because of antitrust issues we can’t do that at this point. It will certainly enhance our rate of earnings growth. It will enhance our cash flows. We will continue to use those cash flows to reduce the debt from the transaction, as well as maintain our historic dividend levels and growth.

Florida Rock provides a very low integration risk. We believe Florida Rock operates in the same group of states where Vulcan operates. We know the Florida Rock culture and management very well. We believe those cultures are highly compatible and we have very similar management philosophies and we’re delighted to have the opportunity for Florida Rock to join Vulcan. If you look at how Florida Rock has performed, you see that their revenue growth has been higher than ours and their earnings growth has been higher than ours. Florida Rock is a really strong company. We believe Vulcan is a really strong company and by putting the two together, taking costs out and getting the other synergies associated with the transaction, we’re very optimistic about the benefits it will bring to our shareholders. Another benefit of this transaction for us I mentioned our very strong cash generation. As a result of that, we’ve had a very difficult time keeping enough leverage on our balance sheet.

This transaction will take our debt to total cap up to about 51%. You can see that even with all the share repurchases we did in 2005 and 2006, our debt to total cap is only 21%. Florida Rock’s was 2%. This transaction, as I said, will take us to 51%. The chart on your right showing our long-term debt to total cap begins with our debt to total cap after the acquisition of Calmat. Calmat was a New York Stock Exchange public company. We did a friendly tender for them. In 1998 the transaction closed in early ’99. We pushed our debt to total cap up to about 45% and we brought that down steadily in that intervening eight years, even though we have had a number of acquisitions, including some large acquisitions during that time period.

If you look at the effect of Florida Rock on Vulcan’s reserve position, you saw a chart earlier where Vulcan has 11.4 billion tons of reserves, about 45 years on average. Florida Rock brings 2.5 billion tons of reserves primarily in Florida, Virginia and Maryland. They have 56 years at current production levels. We’re very pleased to get these reserves. They are in key markets we believe are extraordinarily valuable.

You look at our product mix as a result of the Florida Rock transaction, you will note that Vulcan’s always been a very aggregate focused company. This transaction will not change that. The combined companies, 60% of the sales of the combined company will come from aggregates, including internal transfers to our own concrete and asphalt plants. But if you look at what portion of our total revenues will be tied to our own aggregates, it is almost 90%. Cement will account for 5% but the key we believe to having downstream products, that is concrete and asphalt, is that they be tied to our aggregate positions, our aggregate locations and that allows us to transfer aggregates to our own downstream products at market prices and then still get strong returns from the concrete and asphalt business. And that is a key factor in our business model that we insist that all product lines earn above cost of capital returns on the capital invested in those product lines. Florida Rock has that same philosophy and as a result of that, our focus on aggregates is the reason for the Florida Rock transaction.

If you look at our locations across the U.S., you see that these include both quarries and distribution yards. If you look at Florida Rock’s locations you see that they are also in high-growth areas in the greater Washington metropolitan area, in Richmond and Tidewater, Virginia, in the greater Atlanta area and then all over Florida. If you look at the combination of the two, you see how it balances, gives us a much greater presence in Florida and substantially increases our operations in the Virginia, Maryland, Washington, DC areas, which is one of the ten fastest-growing markets in the United States. Again, if you look at this is a replay of the chart you saw earlier about the four fastest-growing states in the nation, if you’d look at the chart on your right and see how Florida looks in terms of growth compared not only to the rest of the nation, but to Vulcan states. In both cases, Florida is included in the U.S. number and in the Vulcan number here. But look how much faster Florida is growing in population, employment, in households and, most importantly for us, in aggregates demands. This is one hell of an aggregates market and we are delighted to be able to substantially expand our presence in that state.

In summary, this is Vulcan’s 50th year as a public company. Vulcan was formed at the time the Federal Interstate Bill was passed by Congress. Remarkably, it was a consolidation of a number of privately owned family companies. Remarkably, one of those families that was invited to join Vulcan and didn’t was the Baker family in Florida Rock. So 50 years later they finally decided to join us. We’re delighted by that. 2006 was another record year for earnings growth for Vulcan. We continue our strategic focus on building aggregate reserves in high-growth markets and we believe our combination with Florida Rock will yield very significant benefits for our shareholders over time.

I’d be happy to respond to your questions. One chart that I did not comment on that I intended to comment on and is there a way to go back without flipping through every chart? I guess not, I’ll do it. I hope I don’t make you dizzy. If you want to focus on is Vulcan a Johnny come lately – our total shareholder return, this chart on your right shows our total shareholder return vs. the S&P 500 for one year, three years, five years and the eight years since CalMat. I can show you these charts 10 years, 20 years, 30 years, 40 years. We have consistently outperformed the S&P 500. In the 8 years since we have owned CalMat, we have returned 203% total shareholder return to our shareholders. You can see how that compares to what you would have had if you’d have had the S&P 500 in that same time period. The reasons for that performance is not management brilliance, it’s not luck, it is simply focusing on a very basic business and that is the rock business in high-growth markets where transportation costs are very high and zoning and permitting is very difficult. It’s not hard to understand. It’s a long-term business, it’s a long-term business strategy. It’s one that has proven consistent and as long as population is growing, as long as people like to drive cars in the United States, Vulcan’s business plan will work.

I’d be happy to take your questions. Yes sir.

Question: [unintelligible]

James: The higher your aggregate production or your aggregate revenues as a percent of your total to lower your tax rate because of depletion, revenues from concrete and asphalt don’t have depletion, revenues from cement do have depletion at a higher rate than aggregates. So that’s where you get the improvement in the tax rate is because of the cement and aggregate depletion.

Question: [unintelligible]

James: Well the, you know, with the accounting rules, we will write up the assets of Florida Rock to fair market value. The, for tax purposes the goodwill gets to be amortized for book purposes it doesn’t, for tax purposes we don’t get to write the assets up, for book purposes we do write assets up. So there’s a lot of moving parts here. The ability to grow our EBITDA is a function of several items added together. One is the synergies, another is the projects that are about to come on stream or will come on stream. For us it is the expansion of our quarry in the Yucatan Peninsula and bringing on our third ship to serve the Gulf Coast and South Atlantic markets. We also have other greenfield sites that are close to completion. In the case of Florida Rock, the second line of their cement plant which will double their cement capacity will come online in mid-2008. If we take what we project as growth in our in-use markets over the time period and you roll it all up and you get what we have said is an average of $2 billion of EBITDA over the ’08, ’09, 2010 timeframe, if you, another way to look at that that’s not the way we arrived at it, but if you simply take the pro forma ’06 number and that comes out to $1.35 billion, you add $50 million of synergies, you add some volume from new projects which are already identified and some price growth, if you can stretch that into slightly over 12% per year you get to the number. So given our earnings and cash flow growth and Florida Rock’s earnings and cash flow growth over the last several years, you can actually drop that rate of increase significantly and still get to that 2 billion number. Are there other questions? Yes

Question: [unintelligible]

James: Well, I guess the best example is history. As I said in 1999, we bought CalMat. We had more debt than we’d ever had in the history of the company to do that. Then we saw an opportunity in 2000 to buy the 11 quarries that TarMac had in the South Atlantic states. We bought those for $223 million. Our Mexican partner, which is the largest construction company in Mexico, in 2001 got into some financial difficulty and needed some cash. We were able to buy their 50% interest in our Mexican joint venture for about $125 million and then we did a number of bolt-on acquisitions throughout that time period. We like to maintain the flexibility to make acquisitions. In this industry, acquisitions are available when the seller decides to sell, not when the buyer decides to go buy. At least not an acquisition that has a chance of being value created for shareholders. So we want to maintain the ability to do strategic acquisitions and, including bolt-on acquisitions even following the closing of the Florida Rock transaction. We believe there is a continuing opportunity to buy aggregate-based operations in the United States. As I said there are 5,000 of those around. As you move west in the markets like Texas and California, you see a lot of big privately-owned companies still there. And we love California and we love Texas so we’re going to be looking. Yes.

Question: [unintelligible]

James: We have filed a Hart-Scott filing. The Justice Department has been assigned it. They’re looking at it. We think in Florida there’s no overlap. Depending upon how one looks at markets, I think Virginia and Georgia are markets that the Justice Department will probably be looking at. We don’t believe there’s any significant overlap. But obviously whatever the Justice Department decides, we will work through.

Question: [unintelligible]

James: No, it was a six year bill passed at the end of year two. So it’s got a four year life. So we’re already gearing up for the next reauthorization period. I say we, being our company and our industry, along with all the other multitude of people who are interested in transportation. I think there is a commission that was created in the SAFETEA-LU bill that is studying transportation funding. They have not yet reported out their results but I think that’s going to be important. We certainly, fuel tax is the basic funding mechanism at the federal level and throughout most of the states we are seeing private equity enter the public infrastructure markets in the U.S., which we believe is a very positive development. They are entering it two ways. One, they’re buying existing infrastructure and operating it as a for-profit business and in some places private equity may get into the business of finance and reconstruction of new infrastructure, including toll roads. Toll roads are, I think, much more viable today than they have been historically, simply because of technology. You get an EZ Pass and you don’t even know you’re on a toll road. You get a bill on your MasterCard at the end of the month and, there are many good examples. Georgia 400 is a toll road that was built from downtown Atlanta out through the Northeast suburbs. The revenue receipts on that toll road are far exceeding the projections so that Georgia is now extending Georgia 400 as a toll road and then the ultimate question is for someone who works in a downtown area like Atlanta, who lives in the suburbs, is it worth 2 bucks or 3 bucks a day to get home 30 minutes earlier and leave 30 minutes later in the morning and, I think, the market is saying yeah, sure it is. Why not? Would it be worth a toll not to have to travel with a tractor trailer on either side of you when you’re commuting? I think the answer to that is yes. Is the public willing to pay for that? I think the answer to that is yes. So I think if through the federal government and the states we can simply enable that sort of creative thinking and many states are well down the road to that. Texas is looking at some really innovative transportation mechanisms. Other states are doing the same. That would be incremental, we believe, to the traditional funding of highways. But it will be interesting to see what the funding commission comes up with as the way. As you know, the current funding levels don’t even begin to maintain the existing federal highway system, much less improve it. Yes.

Question [unintelligible]

James: Well, we’ve studied that intensely I would say over the last 18 months. In our consideration of an acquisition of Florida Rock we tried to look at every possible outcome on the continuum from absolutely no change to mining in the Lake Belt District to an injunction of mining in the Lake Belt District either temporary or permanent. Florida Rock is about as well positioned as any Florida producer to benefit from an adverse Lake Belt [unintelligible]. That may seem odd but Florida Rock has produced 4 million tons last year in the Lake Belt with an old tired plant at very high cost. They’re rebuilt that plant so ’07 they ought to benefit from a much lower production cost. Florida Rock has a huge reserve in Fort Meyers. They can increase the output there by about 5 million tons per year simply by going to a second shift and move that material albeit at longer distances into the marketplace. In addition, Vulcan has a, I mentioned a 3 million ton per year expansion at our CALICA quarry in the Yucatan Peninsula, we’re building a third ship which will be in service shortly. We have the ability to bring substantial additional tons into Florida. We also both Florida Rock and Vulcan have quarries that are rail connected in Alabama and Georgia that can rail into various parts of Florida. They’re efficient. And so we are, we believe we are believe we have fully studied all of the possible outcomes and have a litigation plan to deal with each of those. I have no judgment as to how this litigation will ultimately come out. It will be in court for a very long time regardless of the outcome probably. We think we can serve Florida with larger quantities of aggregates, very cost efficiently and very capital efficiently. So we’re prepared whichever way it comes out.

Question: [unintelligible]

James: Correct. Yes.

Question: [unintelligible]

James: That’s up, in the first instance to the federal judge in Miami and in the second instance to a federal appeals court in Atlanta. So it could be either. Now there are 55 million tons of aggregate produced in the Lake Belt out of about 90 that’s used in Florida. So if mining is enjoined that will be catastrophic to the ability of people to get aggregates in Florida. Certainly in the short term. As I said, we can gear up quickly. Others probably can gear up quickly. But Florida Rock produces 4 million out of the 55 million in the Lake Belt district. So Florida Rock is not in our view the loser in the outcome of what Lake Belt litigation. Okay?

VMC LISTED NYSE

50 Years, 1956-2006

Vulcan Materials Company

Manufacturing and Materials Conference

BB&T Capital Markets

March 21, 2007

VMC LISTED NYSE

America's Most Admired Companies 2007 – Fortune Magazine

50 Years, 1956-2006

- #1 in our industry
- #1 in all 8 judging criteria
- Top 10 of all Fortune 1000 companies in social responsibility and long-term investment
- Top 20 for financial soundness and use of corporate assets

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What it takes to build a great reputation. For companies like Toyota, it means getting better all the time.

March 2007

Strategic Objectives to Add Value

VMC LISTED NYSE
50 Years, 1956-2006

- ✓ Leveraged coast-to-coast footprint
  - Large, high growth U.S. markets
  - Diversified regional exposure
- ✓ Profitable growth
  - Quality top line growth
  - Execute strategic acquisitions
  - Tightly manage costs
  - Reinvest in high-return projects
- ✓ Strong cash generation and balance sheet
- ✓ Effective land management

Shareholder Return
VMC
S&P 500
1 Year
40%
3 Year
169%
5 Year
171%
8 Years Since CalMat Acquisition
203%
0%
210%

Cumulative shareholder return with dividends reinvested for period ending March 15, 2007.

March 2007

Financial Highlights, 2006

VMC LISTED NYSE

50 Years, 1956-2006

(Millions, except EPS)	2006	2005	% Chg
Net Sales	**$3,041**	**$2,615**	**16%**
Gross Profit	**$932**	**$708**	**32%**
% of Sales	30.6%	27.1%	3.5 pts
Op. Earnings	**$695**	**$476**	**46%**
% of Sales	22.9%	18.2%	4.7 pts
Diluted EPS, Cont. Ops	**$4.79**	**$3.30**	**45%**
Net Earnings	**$4.69**	**$3.73**	**26%**

Purchases of stock	**$523**	**$228**
Shares/Price	**6.8/$77.37**	**3.6/$63.67**
Net Debt / Capital	**18.5%**	**5.3%**

- **Aggregates**
  - **pricing +14.7%**
  - **shipments -1.6%**
- **Margin expansion in all three major product lines**
- **Unit cost for diesel fuel reduced pretax earnings approximately $14 million**
- **Significant increase in purchase of common stock**
- **Received ECU earn-out payment of $128 million**

March 2007

Vulcan - Outstanding Financial Performance

VMC LISTED NYSE

50 Years, 1956-2006

Net Sales
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
10 Year CAGR 11%
3 Year CAGR 14%
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

Earnings per Share
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
10 Year CAGR 10%
3 Year CAGR 28%
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

March 2007

Note: Net Sales are $ in Millions. EPS is from Continuing Operations and adjusted for stock splits.
Growth rates calculated by linear regression analysis of the logarithms of data.

Strategically positioned in the fastest growing markets

VMC LISTED NYSE

50 Years, 1956-2006

Top 10 Aggregates-Served State
Aggregates-Served State
Metropolitan areas projected to experience the largest absolute population growth 2000 - 2010

Source: National Planning Association, November 2006

March 2007

Strategically positioned in the fastest growing markets

VMC LISTED NYSE

50 Years, 1956-2006

Top Four U.S. Growth States from 2000 to 2030
(Projected Absolute Population Growth Over 10-Year Periods)
(in 000's)
6,000
5,000
4,000
3,000
2,000
1,000
0
Georgia
Florida
Texas
California
2010
2020
2030

Vulcan States Growing More Rapidly Than U.S.
(Compounded Annual Growth Rates 1996-2006)
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Population
Employment
Households
Aggregates Demand
U.S. Total
Vulcan States

Source: National Planning Association, Nov. 2006 and company estimates

March 2007

Aggregates – U.S. Market Fundamentals Are Attractive

VMC LISTED NYSE
50 Years, 1956-2006

- Location and quality of reserves are critical
- Primarily local markets due to high weight-to-value ratio
- Highly fragmented industry
- Relatively stable demand due to public funding
- Diverse end markets
- Widely used in downstream products; limited product substitution

Aggregates
Asphalt, Concrete & Cement
Public Construction End Markets
Private Construction End Markets

March 2007

Future Supply – location and quality of reserves are critical

VMC LISTED NYSE

50 Years, 1956-2006

Aggregates Reserves
Billions of Tons
7.5
11.4
-2.4
6.3
1996 Vulcan Reserves
Shipments
Additions
2006 Vulcan Reserves

March 2007

Differing characteristics of the major end uses for aggregates

VMC LISTED NYSE

50 Years, 1956-2006

Major End Market	Aggregate Intensity	Demand Drivers	Examples of Aggregate Use
Residential	Low	Employment, interest rates	Streets and other infrastructure, foundation, driveways
Non-residential	Low/Medium	Employment, income, interest rates, vacancy rates	Parking lots, foundations, sitework, concrete structures
Highways	High	Federal and State Funding	Paving, concrete structures, site infrastructure
Airports, sewer, water and utilities	Medium	State and local funding, population	Paving for runways, foundations, sitework

March 2007

End Market Demand – U. S. Residential Construction

VMC LISTED NYSE

50 Years, 1956-2006

Inventory of Single-Family Housing
(Months)
8
7
6
5
4
3
2
1
0
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: Census Bureau.

(L) Single Starts-000's
Single Family Starts
Mortgage Rates
(R) 30Yr. Rates
1800
1200
600
0
18
12
6
0
'76
'86
'96
'06

Source: U.S. Department of Commerce.

March 2007

End Market Demand – U.S. Private Non-Residential Construction

50 Years, 1956-2006

Annual Construction Put-in-Place

250
200
150
100
50
0
1976
1986
1996
2006

Monthly Construction Put-in-Place

275
225
175
Dec 06'
99'
00'
01'
02'
03'
04'
05'
06'

Billions of '96$

Source: U.S. Department of Commerce and Company estimates.

March 2007

Relatively stable demand from public construction

50 Years, 1956-2006

Billions of tons (L)
Billions of '96$ (R)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$200
$150
$100
$50
Public Construction Put-in-Place
U.S. Aggregates Volume
76
86
96
06

Sources: US Department of Commerce, US Geological Survey.
Note: Aggregates demand for 2006 estimated using 3Q 2006 Mineral Industry Survey.

March 2007

End Market Demand – Federal Funding Levels for Highways

VMC LISTED NYSE

50 Years, 1956-2006

Annual Funding of Federal Highways (Fiscal Year 98'-09')

TEA-21
SAFETEA
45
30
15
0
FY 98'
FY 00'
FY 02'
FY 04'
FY 06'
FY 08'

Avg. Annual Amount (FY98'-04') vs (FY05'-09')	
VMC served states	+32%
Other states	+28%
Total U.S.	+30%

Billions of U.S. $
Includes Highway Obligation Limitation plus Exempt Contract Authority.
Excludes Mass Transit Obligations.

Spending Pattern of Federal Highway Annual Authorizations

Example: Funding of $1 billion would result in $270 million of spending in the first year, $410 million of spending in the second year, etc.

27%
41%
16%
5%
3%
3%
5%
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7

Source: U.S. Federal Highway Administration.

March 2007

Long term outlook for transportation construction in California remains promising

VMC LISTED NYSE
50 Years, 1956-2006

People Added 2005-2025
for California Counties
Top Quartile
2nd Quartile
3rd Quartile
Bottom Quartile
Vulcan operations

- Proposed FY 2008 Budget allocations at record level for new transportation projects
  - FY 2008B $5.8 billion
  - FY 2007E $4.6 billion
  - FY 2006A $4.2 billion
  - FY 2005A $0.9 billion
- SAFETEA provides 34% increase in average funding levels
- Governor wants more than $200 billion for state infrastructure improvements over next 10 years
  - $223 billion proposed in January 06'
  - $116 billion approved by Legislature May 06'
  - FY08' budget contemplates $212 billion
  - $42.7 billion of infrastructure bonds approved by voters in November, includes $20 billion for transportation (approximately $8 billion of transportation-related projects submitted to oversight agencies to date)
  - An additional $43.3 billion proposed

March 2007

Florida Rock Transaction Summary

VMC LISTED NYSE

50 Years, 1956-2006

Structure	▪ One-step merger with cash/stock election, subject to pro-ration
Merger Consideration	▪ Total consideration: approximately $4.6 billion ▪ Cash: $67.00 per share for 70% of the shares ▪ Stock: 0.630 fixed exchange ratio for 30% of the shares ▪ Total blended cash and stock consideration of $68.03 per share based on Vulcan's closing stock price of $111.81 on February 16 ▪ Enterprise Value / EBITDA* multiple of 11.2x ▪ Stock portion intended to be tax-free to Florida Rock shareholders
Selected Conditions to Close	▪ Regulatory approvals ▪ Florida Rock shareholder vote (no Vulcan shareholder vote)
Leadership Additions	▪ John Baker will become a member of the Vulcan Material's Board
Timing	▪ Expected to close in mid-year 2007
Baker Commitments	▪ Baker family voting agreement to support acquisition ▪ Restrictions on future transfer of all shares received in the merger by Baker entities
Financing	▪ $3.2 billion debt

** Based on trailing twelve month EBITDA. EBITDA is a non-GAAP financial measure. A reconciliation from Net Cash Provided by Operating Activities to EBITDA is provided in the appendix of the presentation.*

March 2007

Strategic Rationale for Florida Rock Acquisition

VMC LISTED NYSE

50 Years, 1956-2006

Logical, natural business fit

- Enhances Vulcan's position in fast growing, highly-attractive Florida markets
- Expands our geographic footprint and further diversifies regional exposure
- Builds on our successful aggregates-focused business mix in top growth states

March 2007

VMC LISTED NYSE

Strategic Rationale for Florida Rock Acquisition

50 Years, 1956-2006

Logical, natural business fit

- Enhances Vulcan's position in fast growing, highly-attractive Florida markets
- Expands our geographic footprint and further diversifies regional exposure
- Builds on our successful aggregates-focused business mix in top growth states

Long-term value creation

- Accretive to Vulcan's EPS in 2008 and beyond
- Cost savings of approximately $50 million per year
- Enhanced earnings growth and strong cash flows
- Efficient capital structure
- Strong cash flows for:
  - Rapid debt reduction
  - Continuation of Vulcan's historic dividend payout levels

March 2007

Strategic Rationale for Florida Rock Acquisition

VMC LISTED NYSE

50 Years, 1956-2006

Logical, natural business fit

- Enhances Vulcan's position in fast growing, highly-attractive Florida markets
- Expands our geographic footprint and further diversifies regional exposure
- Builds on our successful aggregates-focused business mix in top growth states

Long-term value creation

- Accretive to Vulcan's EPS in 2008 and beyond
- Cost savings of approximately $50 million per year
- Enhanced earnings growth and strong cash flows
- Efficient capital structure
- Strong cash flows for:
  - Rapid debt reduction
  - Continuation of Vulcan's historic dividend payout levels

Low integration risk

- Proven track record with strategic acquisitions
- Highly compatible cultures
- Similar management philosophy

March 2007

Outstanding Financial Performance By Both Companies

VMC LISTED NYSE

50 Years, 1956-2006

Net Sales

Vulcan Materials

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
10 Year CAGR 11%
3 Year CAGR 14%
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Florida Rock

1,500
1,250
1,000
750
500
250
0
10 Year CAGR 12%
3 Year CAGR 22%
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Note: Net Sales are $ in Millions. EPS is from Continuing Operations and adjusted for stock splits.

Growth rates calculated by linear regression analysis of the logarithms of data.

March 2007

VMC LISTED NYSE

Outstanding Financial Performance By Both Companies

50 Years, 1956-2006

Net Sales | Earnings per Share

Vulcan Materials

10 Year CAGR 11%
3 Year CAGR 14%
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

10 Year CAGR 10%
3 Year CAGR 28%
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Florida Rock

10 Year CAGR 12%
3 Year CAGR 22%
1,500
1,250
1,000
750
500
250
0
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

10 Year CAGR 20%
3 Year CAGR 40%
$4.00
$3.00
$2.00
$1.00
$0.00
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Note: Net Sales are $ in Millions. EPS is from Continuing Operations and adjusted for stock splits.
Growth rates calculated by linear regression analysis of the logarithms of data.

March 2007

Capital Structure Benefits

50 Years, 1956-2006

Pro Forma Total Debt/Total Capital
21%
2%
51%
Vulcan*
Florida Rock*
At Closing

Vulcan Materials
Total Debt / Total Capital
50%
40%
30%
20%
10%
0%
Note: Year-end ratio unless noted otherwise
1Q 1999
1999
2000
2001
2002
2003
2004
2005
2006

- Vulcan capital structure at closing contemplates $3.7 billion of total debt
- Total Debt / total capital ratio to be approximately 51% at close
- Anticipate average annual EBITDA of more than $2 billion over next 3 years (2008 – 2010), enabling rapid debt reduction
- Target total debt / total capital ratio of between 35% and 40% within 3 years of closing
- Intend to maintain an investment grade rating

** At end of fiscal year 2006: Vulcan 12/31/06, Florida Rock 9/30/06*

*** EBITDA is a non-GAAP financial measure. A reconciliation from Net Cash Provided by Operating Activities to EBITDA is provided in the appendix of the presentation.*

**** Based on trailing twelve month EBITDA projected at closing.*

March 2007

Future Supply – location and quality of reserves are critical

50 Years, 1956-2006

Aggregates Reserves
Billions of Tons**
7.5
-2.4
6.3
11.4
2.5
13.9
1996 Vulcan Reserves
Shipments
Additions
2006 Vulcan Reserves
Florida Rock Reserves
Pro Forma Combined

Average Reserve Life
Years*
45
56
Vulcan
Florida Rock

March 2007

** Calculated using FY06 sales volumes*
*** Source: SEC reports for VMC and FRK*

Aggregates-Focused Business

VMC LISTED NYSE

50 Years, 1956-2006

$4.3 Billion 2006 Pro Forma Combined Net Sales

Aggregates*
60%
Asphalt
10%
Other
3%
Cement
5%
Concrete
22%

* All aggregates sales

All
Aggregates**
88%
Asphalt and
Concrete***
6%
Other
1%
Cement
5%

**Aggregates sales plus asphalt and concrete sales that include company aggregates

***Asphalt and concrete sales with purchased aggregates

March 2007

Vulcan's Coast-to-Coast Footprint

50 Years, 1956-2006

• Vulcan Aggregates, Asphalt, and Concrete

March 2007

Florida Rock Footprint

VMC LISTED NYSE

50 Years, 1956-2006

ILLINOIS
KENTUCKY
VIRGINIA
MARYLAND
TENNESSEE
NORTH CAROLINA
GEORGIA
ALABAMA
FLORIDA
Aggregate Facilities
Concrete Facilities
Cement Facilities

March 2007

Expanded Geographic Footprint

VMC LISTED NYSE

50 Years, 1956-2006

Vulcan Aggregates, Asphalt, and Concrete
Florida Rock Aggregates, Cement, and Concrete

March 2007

Strategically Positioned in High Growth Markets

VMC LISTED NYSE
50 Years, 1956-2006

Top Four U.S. Growth States from 2000 to 2030
(Projected Absolute Population Growth Over 10-Year Periods)
(in 000's)
6,000
5,000
4,000
3,000
2,000
1,000
0
Georgia
Florida
Texas
California
2010
2020
2030

Vulcan and Florida Rock States Growing More Rapidly Than U.S.
(Compounded Annual Growth Rates 1996-2006)
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Population
Employment
Households
Aggregates Demand
U.S. Total
Vulcan States
Florida

Source: National Planning Association, Nov. 2006 and company estimates

- Vulcan strongly established in California and Texas
- Acquisition broadens position in Florida and Georgia
- Florida population, employment and households growing at twice U.S. rate

March 2007

Presentation Highlights

VMC LISTED NYSE

50 Years, 1956-2006

- ✓ Throughout its 50-year history, Vulcan has a proven track record of adding value for its shareholders
- ✓ 2006 was another year of record results and earnings growth
- ✓ Strategically positioned in high growth markets
- ✓ The announced combination of Vulcan and Florida Rock is a strong strategic fit
  - ✓ enhances our U.S. leadership position in construction aggregates
  - ✓ Expands business in attractive, fast-growing Florida market
  - ✓ Optimizes capital structure
  - ✓ Financially compelling for shareholders of both companies

March 2007

VMC LISTED NYSE

50 Years, 1956-2006

Vulcan Materials Company

Manufacturing and Materials Conference

BB&T Capital Markets

March 21, 2007

Appendix – EBITDA Reconciliation

VMC LISTED NYSE
50 Years, 1956-2006

Reconciliation of Net Cash Provided by Operating Activities to EBITDA (FY 2006 $millions)

	Vulcan Materials	Florida Rock
Net Cash Provided by Operating Activities	$579	$292
Changes in operating assets and liabilities before initial effect of business acquisitions and dispositions	94	(7)
Other items, net	19	1
Discontinued operations, net of tax	10	-
Income tax expense	226	119
Net interest (income)/expense	20	(3)
EBITDA	$948	$402

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization. This financial metric is often used by the investment community as one indicator of a company's ability to incur and service debt. EBITDA is not defined by generally accepted accounting principles (GAAP); thus, it should not be considered as an alternative to net cash provided by operating activities, operating earnings, or any other liquidity or performance measure defined by GAAP. EBITDA is presented for the convenience of the investment professionals that use the metric in their analysis. Vulcan's management does not use this metric as a measure of performance or to allocate resources internally.

March 2007